Exhibit 99.2

WEIBO CORPORATION

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(NASDAQ: WB and HKEX: 9898)

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on May 20, 2025

(or any adjourned or postponed meeting thereof)

Notice is hereby given that Weibo Corporation, a Cayman Islands company (the “Company”), will hold its annual general meeting (the “AGM”) of shareholders at 5809-5810, Two International Finance Centre, 8th Finance Street, Central, Hong Kong on Tuesday, May 20, 2025. The meeting will begin at 2:00 p.m. (Hong Kong time). At the AGM, following resolutions will be considered, and if thought fit, passed as the following resolutions (the “Proposed Resolutions”):

1.	as an ordinary resolution, THAT Mr. Bo Liu shall be re-elected as a director of the Company at this annual general meeting and retain office until his retirement pursuant to the Company’s memorandum and articles of association;
2.	as an ordinary resolution, THAT Ms. Hong Du shall be re-elected as a director of the Company at this annual general meeting and retain office until his retirement pursuant to the Company’s memorandum and articles of association;
3.	as an ordinary resolution, THAT Mr. Pehong Chen shall be re-elected as a director of the Company at this annual general meeting and retain office until his retirement pursuant to the Company’s memorandum and articles of association; and
4.	as an ordinary resolution, THAT Mr. Yan Wang shall be re-elected as a director of the Company at this annual general meeting and retain office until his retirement pursuant to the Company’s memorandum and articles of association.

In addition, the meeting will transact any other business properly brought before the meeting.

Certain biographic information of Mr. Bo Liu, Ms. Hong Du, Mr. Pehong Chen and Mr. Yan Wang is set out in Appendix I hereto.

SHARES RECORD DATE AND ADS RECORD DATE

The Board of Directors of the Company has fixed the close of business on April 30, 2025, Hong Kong time, as the record date (the “Shares Record Date”) of our Class A ordinary shares with a par value of US$0.00025 each (the “Class A Ordinary Shares”) and Class B ordinary shares with a par value of US$0.00025 each (the “Class B Ordinary Shares,” and together with the Class A Ordinary Shares, the “Shares”).

Holders of record of the Company’s Shares as of the Shares Record Date are entitled to attend and vote at the AGM and any adjourned meeting thereof. Holders of record of American Depositary Shares (the “ADSs”) as of the close of business on April 30, 2025, New York time (the “ADS Record Date”) who wish to exercise their voting rights for the underlying Class A Ordinary Shares must give voting instructions to JPMorgan Chase Bank, N.A., the depositary of the ADSs.

ATTENDING THE AGM

Only holders of record of Shares as of the Shares Record Date are entitled to attend and vote at the AGM. Please note that holders of ADSs are not entitled to attend the AGM. Any ADS holder who appears at the venue of the AGM will not be allowed to attend the AGM. Holders of ADSs who wish to exercise their voting rights for the underlying Shares must act through the depositary of the company’s ADS program, JPMorgan Chase Bank, N.A.

All officers and agents of the Company reserve the right to refuse any person entry to the AGM venue, or to instruct any person to leave the AGM venue, where such officer or agent reasonably considers that such refusal or instruction is or may be required for the Company or any other person to be able to comply with applicable laws and regulations. The exercise of such right to refuse entry or instruct to leave shall not invalidate the proceedings at the AGM.

PROXY FORMS AND ADS VOTING CARDS

A holder of Shares as of the Shares Record Date may appoint a proxy to exercise his or her rights at the AGM. A holder of ADSs as of the ADS Record Date will need to instruct JPMorgan Chase Bank, N.A., the depositary of the ADSs, as to how to vote the Class A Ordinary Shares represented by the ADSs. Please refer to the proxy form (for holders of Shares) or ADS voting card (for holders of ADSs), which are incorporated by reference into and as a part of this notice, and also the proxy statement for further details and instructions. The proxy statement and the proxy form are also available for viewing on our website at http://ir.weibo.com.

Shareholders registered in the Company’s register of members at the close of business on the Shares Record Date are cordially invited to attend the AGM in person. Your vote is important. You are urged to complete, sign, date and return the proxy form to the Company’s Hong Kong branch share registrar and transfer office, Computershare Hong Kong Investor Services Limited (“Computershare”) (for holders of Shares) or your voting instructions to JPMorgan Chase Bank, N.A. (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Computershare must receive the proxy form by no later than 48 hours before the time of the AGM at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong to ensure your representation at the AGM, and JPMorgan Chase Bank, N.A. must receive your voting instructions before 9:00 a.m. (Eastern Time), May 12, 2025 to enable the votes attaching to the Class A Ordinary Shares represented by your ADSs to be cast at the AGM. Where the chairman of the AGM acts as proxy and is entitled to exercise his discretion, he is likely to vote the shares FOR the resolutions. If you change your mind after you return your proxy form, you may revoke your proxy by voting in person at the AGM, or by submitting a notice of revocation of another proxy form with a later date up to 48 hours before the AGM or later at the discretion of the Chairman of the AGM.

ANNUAL REPORT

Shareholders may obtain a copy of the Company’s annual report, free of charge, from the Company’s website at ir.weibo.com, the HKEX’s website at www.hkexnews.hk or from the SEC’s website at www.sec.gov. or by contacting Investor Relations Department, Weibo Corporation, 8/F, QIHAO Plaza, No. 8 Xinyuan S. Road, Chaoyang District, Beijing 100027, People’s Republic of China, telephone +86 10 5898-3336.

By Order of the Board of Directors,

Charles Guowei Chao
Chairman of the Board of Directors

Beijing, China

April 11, 2025

APPENDIX I

BIOGRAPHIC INFORMATION OF THE
RETIRING DIRECTOR STANDING FOR RE-ELECTION

Certain biographic information of the retiring directors is set forth below:

Bo Liu has served as our director since August 2023. Mr. Liu is currently the President of Tmall business group of Alibaba’s Taobao and Tmall Group. He was appointed as the Vice President of Alibaba Group in March 2020. He joined Alibaba in 2005 and held various positions, including the head of Alimama business group of Alibaba’s Taobao and Tmall Group, the head of Taobao and Tmall Marketing Department, the President of Taobao University, General Manager of Juhuasuan, and General Manager of Tmall’s Operations Division. Mr. Liu received his bachelor’s degree in Aviation Mechanical Design from Zhengzhou University of Aeronautics and held an EMBA degree in Business Administration from the Chinese University of Hong Kong.

Hong Du has served as our director since January 2014. Since February 2013, Ms. Du has served as SINA’s Co-President and Chief Operating Officer. Ms. Du joined SINA in November 1999 and worked in Business Development until April 2004. From May 2004 to January 2005, Ms. Du served as Deputy General Manager of 1Pai.com, a joint venture between SINA and Yahoo! Ms. Du rejoined SINA in January 2005 and served as the General Manager of Sales Strategy from January 2005 to March 2005, General Manager of Sales from April 2005 to August 2005, Vice President of Sales from September 2005 to February 2007, Senior Vice President of Sales and Marketing from February 2007 to February 2008, and Chief Operating Officer from February 2008 to February 2013. Ms. Du is a director of Playtika Holding Corp. (Nasdaq: PLTK) since January 2022. Ms. Du holds a B.S. in Applied Chemistry from Harbin Institute of Technology and an M.S. in Business Administration from Lincoln University.

Pehong Chen has served as our independent director since January 2016. Before that he served as a director of SINA between March 1999 and December 2015. Dr. Pehong Chen is Founder and Chairman of BroadVision Group, a global holding company that incubates and invests in cloud, AI, fintech, medtech, biotech, health-tech, and other innovative technologies and digital transformation initiatives. Previously, he was Founder, President, and CEO of BroadVision, Inc. (acquired by Aurea Software in 2020) from 1993 to 2020 and of Gain Technology, Inc. (acquired by Sybase in 1992) from 1988 to 1992. Mr. Chen received a B.S. in engineering from National Taiwan University, a master of science degree from Indiana University and a Ph.D. in Computer Science from the University of California at Berkeley.

Yan Wang has served as our independent director since May 2021. Previously, he had served as a director of SINA since May 2003, including as SINA’s Vice Chairman of the board and Chairman of the board from May 2006 to August 2012 and as an independent director of SINA from August 2012 to March 2021. Before that, he served as SINA’s Chief Executive Officer from May 2003 to May 2006, its President from June 2001 to May 2003, its General Manager of China operations from September 1999 to May 2001 and as its Executive Deputy General Manager for production and business development in China from April 1999 to August 1999. In April 1996, Mr. Wang founded the SRSnet.com division of Beijing Stone Rich Sight Limited (currently known as Beijing SINA Information Technology Co., Ltd.), one of SINA’s subsidiaries. From April 1996 to April 1999, Mr. Wang served as the Head of SINA’s SRS Internet Group. Mr. Wang has also served as the independent non-executive director, the Chairman of the remuneration committee, the member of the audit committee and the nomination committee of a Hong Kong Stock Exchange-listed company, Viva Goods Company Limited (HKEX: 0933) (formerly known as Viva China Holdings Limited), since July 2017. Mr. Wang holds a B.A. in Law and Master in International Relations from the Université Paris-Panthéon-Assas (formerly known as University of Paris II).